Part III

Item 8: <u>Order Sizes</u>

    a.   Does the NMS Stock ATS require minimum or maximum sizes for orders or trading interest?

        <mark>Yes☐</mark>   No☐

        If yes, specify any minimum or maximum order or trading interest size requirements and any related handling procedures.

The minimum size for an order is 100 shares. Any odd-lot order will be canceled.

In the POSIT Alert Crossing Session, Human Participants (see Part III, Item 9a for more detail on Human Participants) have size thresholds a contra order needs to meet in order for the Human Participant to receive an invitation to trade. In order for a Human Participant to receive a trade invitation, the contra side order must be either at least 10,000 shares, $200,000 notional value, or 2% of the trailing 21 day average daily volume in the stock.

Exhibit 1 - Form BD Schedule A:

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #
~~MESSINGER, CRAIG CHARLES~~ CAVOLI, STEPHEN JOHN	I	CEO	~~07/2017~~ 03/2021	NA	Y	N	~~731877~~ 4468202